Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS RECEIVES APPROVAL FOR $50 MILLION THREE YEAR REVOLVING
CREDIT FACILITY WITH THE BANK OF NOVA SCOTIA

VANCOUVER, BRITISH COLUMBIA – NOVEMBER 5, 2010 – Minefinders Corporation Ltd. is pleased to report it has received formal credit approval from The Bank of Nova Scotia (“BNS”) for the renewal of the Company’s existing US$50 million revolving credit facility.

The renewal will be structured as an amendment to the existing credit agreement with BNS and will extend the term of the revolving credit facility an additional three years to December, 2013. Closing of the renewal is expected to occur in mid-November on satisfaction of usual and customary conditions precedent.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications

Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative

Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue" or similar terminology. Forward-looking statements are based on assumptions that the renewal of the revolving credit facility will be closed as anticipated by the parties and that all conditions to closing will be satisfied on a timely basis. Minefinders and its securities may be subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company's ability to control or predict. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2009 and under the heading "Risks and Uncertainties" in Minefinders' Management's Discussion and Analysis for the quarter ended June 30, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.